# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EIGHTCO HOLDINGS INC., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001829311

## Reporting persons
- BITMINE IMMERSION TECHNOLOGIES, INC.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,698,630; sole dispositive power 0; shared dispositive power 13,698,630; aggregate amount beneficially owned 13,698,630 (7.54% of the class)

## Item 1. Issuer
Name of issuer: EIGHTCO HOLDINGS INC.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, PA 18042.

## Item 2. Person Filing
Name of person filing: BITMINE IMMERSION TECHNOLOGIES, INC.
Address of principal business office or, if none, residence:
10845 Griffith Peak Dr. #2
Las Vegas, NV 89135
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The Reporting Person's ownership of the Issuer's securities consists of 13,698,630.00 shares of Common Stock acquired pursuant to the Securities Purchase Agreement, dated September 8, 2025, between the Issuer and the Reporting Person.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Common Stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in row 11 is based upon 181,474,997 shares outstanding as of September 9, 2025, based on disclosures in the Issuer's Registration Statement on Form S-3 filed on September 11, 2025.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of and is incorporated by reference. The power to direct the voting and disposition of the securities beneficially owned by the Reporting Person is exercised by the board of directors of the Reporting Person (the "Board"), which is currently composed of more than three members. All investment and voting decisions with respect to such securities are made by the Board by majority vote (or such other method as may be provided in the Board's governing documents). No single director of the Reporting Person has the power to individually direct the voting or disposition of any of the securities reported herein. Accordingly, the individual members of the Board expressly disclaim beneficial ownership of the securities reported herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise.
Shared power to vote or to direct the vote: Not Applicable.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of and is incorporated by reference. The power to direct the voting and disposition of the securities beneficially owned by the Reporting Person is exercised by the Board, which is currently composed of more than three members. All investment and voting decisions with respect to such securities are made by the Board by majority vote (or such other method as may be provided in the Board's governing documents). No single director of the Reporting Person has the power to individually direct the voting or disposition of any of the securities reported herein. Accordingly, the individual members of the Board expressly disclaim beneficial ownership of the securities reported herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise.
Shared power to dispose or to direct the disposition: Not Applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BITMINE IMMERSION TECHNOLOGIES, INC.: /s/ Jonathan Bates, Chief Executive Officer (09/19/2025)